Mail Stop 3561

April 20, 2010

Olegs Petusko
President, Treasurer, Secretary and Director
Selga Inc.
3201 Henderson Mill Rd., #27D
Atlanta, Georgia 30341

> **Re:** **Selga Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed April 6, 2010**
> **File No. 333-165091**

Dear Mr. Petusko:

We have reviewed your amended registration statement and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Prospectus Cover Page

1. We reviewed your response to comment one in our letter dated March 22, 2010 and reissue this comment. In this regard, please compare the following statements in the first paragraph:

    -    "The shares will be offered at a fixed price of $.01 per share for a period of one hundred and eighty (180) days from the effective date of this prospectus, unless extended by our board of directors for an additional 90 days."

    -   "We may, at our discretion, extend the offer up to an additional two (2) years from the date this offering is declared effective."

Risk Factors, page 6

We will incur ongoing costs and expenses for SEC reporting and compliance…, page 10

2.   We reviewed your response to comment seven in our letter dated March 22, 2010 and reissue this comment. It appears that you continue to reference inconsistent costs associated with your registration statement. In some places you refer to $8,500 and in other places you continue to refer to $10,000.   See, for example, your disclosure in your Prospectus Summary on page 5. Please revise or advise.

Dilution, page 12

3.   We reviewed your response to comment nine in our letter dated March 22, 2010 and reissue this comment in part. Under this heading you revised your disclosure to state that "[a]fter completion of this offering, if 6,000,000 shares are sold, investors in the offering will own 37.5% of the total number of shares then outstanding for which you will have made cash investment of $60,000, or $0.01 per share." To avoid confusion, please revise (1) to delete "you" and instead refer to "they" or "investors in the offering," and (2) to indicate that both the ownership and cash investment are in the aggregate. Please make similar revisions in the seventh paragraph under this heading.

Description of Business, page 18

Agreement with Selga Auto LLC, page 19

4.   We reviewed your response to comment 14 in our letter dated March 22, 2010. Please revise your prospectus to disclose the information provided in your response to this comment. In addition, given Mr. Petusko's role at both the company and Selga Auto LLC and the fact that both organizations appear to compete for the same type of customers and business, please disclose Mr. Petusko's obligations to each organization to present customers and other business opportunities.

Report of Independent Registered Public Accounting Firm, page F-1

5.   We note your response to comment 21 in our letter dated March 22, 2010 that your auditor revised his report to refer to the Company a development stage company; however, we are not able to locate the revision. Please explain or revise.

* * * * *

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        You may contact Scott Stringer, Staff Accountant, at (202) 551-3272 or Andrew Mew, Accounting Branch Chief, at (202) 551-3377 if you have questions regarding comments on the financial statements and related matters. Please contact Catherine Brown, Staff Attorney, at (202) 551-3513 or me at (202) 551-3720 with any other questions you may have.

                                                Sincerely,

                                                H. Christopher Owings
                                                Assistant Director

cc: Thomas E. Puzzo, Esq.
        Law Offices of Thomas E. Puzzo, PLLC
        Via Facsimile